Exhibit 23

Consent of Independent Registered Public Accounting Firm

Plan Administrator
Kirby 401(k) Plan:

We consent to the incorporation by reference in the Registration Statements (File Nos. 333-129333 and 33-57625) on Form S-8 of Kirby Corporation of our report dated June 26, 2008, with respect to the statements of net assets available for benefits (modified cash basis) of the Kirby 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits (modified cash basis) for the years then ended and the supplemental schedule H, line 4a – schedule of delinquent participant contributions (modified cash basis) for the year ended December 31, 2007 and the supplemental schedule H, line 4i – schedule of assets (held at end of year) (modified cash basis) as of December 31, 2007, which report appears in the December 31, 2007 Annual Report of Form 11-K of the Kirby 401(k) Plan.

KPMG LLP

Houston, Texas
June 26, 2008